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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      INTERNATIONAL NURSING SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    460093404
                                 (CUSIP Number)

                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

          Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

          NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                   Schedule 13D

CUSIP No. 460093404                   13D                     Page 2 of 7 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
   NUMBER OF                        131,342
     SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        755,342

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    755,342

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.89%

14.      TYPE OF REPORTING PERSON*

                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                                    Schedule 13D

CUSIP No. 460093404                  13D                      Page 3 of 7 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Naomi Bodner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
  NUMBER OF                         235,342
   SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        859,342

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    859,342

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    13.52%

14.      TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                                    Schedule 13D

CUSIP No. 460093404                  13D                       Page 4 of 7 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Huberfeld/Bodner Family Foundation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
    EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        280,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    280,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.66%

14.      TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                               Page 5 of 7 Pages

         This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 30, 1996 (the "Original Statement"), as amended, of the Huberfeld/Bodner Family Foundation (the "Foundation"), Laura Huberfeld and Naomi Bodner (collectively, the "Reporting Persons"), filing as a group. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 2 reflects certain material changes in the information set forth in the Original Statement, as amended, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of the date hereof. The table assumes that the Conversion Price of the Preferred Stock is $1.00 per share. The table assumes further that all Preferred Stock and Warrants were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 5,729,976 prior to such conversion and exercise. Together the Reporting Persons would own 26.10% of the total outstanding.

                             Number of Shares              Percentage of
Name                         Beneficially Owned            Outstanding Shares
----                         ------------------            ------------------
Huberfeld/Bodner
Family Foundation(1)            280,000                        4.66%
Laura Huberfeld(2)              755,342                       11.89%
Naomi Bodner(3)                 859,342                       13.52%

(1) Consists of 100,000 shares issuable upon conversion of Preferred Stock and 180,000 shares issuable upon exercise of Warrants.

(2) Consists of 131,342 shares of Common Stock, 240,000 shares issuable upon conversion of Preferred Stock and 384,000 shares issuable upon exercise of Warrants. Does not include shares and Warrants owned by the Foundation.

(3) Consists of 235,342 shares of Common Stock, 240,000 shares issuable upon conversion of Preferred Stock and 384,000 shares issuable upon exercise of Warrants. Does not include shares and Warrants owned by the

         Foundation.


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                                                               Page 6 of 7 Pages

         (c) The following sale transactions were effected by Ms. Huberfeld during the past sixty days:

              Purchase or
Date             Sale              Amount            Price per Share
----          -----------          ------            ---------------
1/15/97       Sale                100,000                 1.245
1/22/97       Sale                 20,000                 1.25
1/27/97       Sale                 16,000                 1.1562
1/30/97       Sale                 10,000                 1.0937
1/31/97       Sale                 58,000                 1.1455

The following sale transactions were effected by Ms. Bodner during the past sixty days:

              Purchase or
Date             Sale              Amount            Price per Share
----          -----------          ------            ---------------
1/15/97       Sale                100,000                 1.245


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                                                               Page 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1997

                                     HUBERFELD/BODNER FAMILY FOUNDATION

                                     By: /s/
                                        -------------------------------
                                     Title: Vice-President

                                         /s/
                                     ----------------------------------
                                     Laura Huberfeld

                                         /s/
                                     ----------------------------------

                                     Naomi Bodner